                                                                                    Jan. 1, 2021

Pinnacle Value Fund, a series of Bertolet Capital Trust

745 Fifth- 2400

New York, NY  10151

Re: Fee waiver & expense reimbursement (expense cap)

Gentlemen;

Reference is made to the Investment Advisory Agreement dated Mar. 22, 2003 (Agreement) and amended Oct. 30, 2007 between Bertolet Capital Trust on behalf of the Pinnacle Value Fund (Fund) and Bertolet Capital LLC (Adviser).

With respect to provisions of Section 4 (Investment Advisory Fee) of Agreement, Adviser agrees to waive compensation for services provided by it under Agreement in amount necessary so that Fund’s Annual Operating Expenses do not exceed 1.24% of Fund average net assets through April 30, 2022. If, after giving effect to provisions of the preceding sentence, Adviser is not entitled to receive compensation, Adviser will reimburse Fund expenses as necessary so that Fund’s Annual Operating Expenses do not exceed the 1.24% expense ratio cap.

Adviser is entitled to reimbursement of fees waived or expenses reimbursed by Adviser to Fund. Fees waived and expenses reimbursed during a given year may be paid to Adviser during the following 3 year period to the extent such payment does not cause Fund to exceed the 1.24% expense ratio cap.

Adviser’s obligation to waive fees or reimburse expenses shall not apply to any period when Adviser is not rendering services to Fund.

For purposes of this Agreement, the term Annual Operating Expenses shall include all expenses necessary and appropriate for Fund operation including investment advisory fee under Section 4 of Agreement but does not include any 12b-1 distribution fees, acquired fund fees/expenses, litigation, indemnification or other extraordinary expenses.

Accepted:                                                                         Very truly yours:

BERTOLET CAPITAL TRUST                                     BERTOLET CAPITAL LLC

By/s/:_______________________                                     By/s/:_____________________

      John E. Deysher                                                              John E. Deysher

      President                                                                         President